

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2015

Mark Gray
Chief Executive Officer
Cybergy Holdings, Inc.
10333 E. Dry Creek Rd, Suite 200
Englewood, CO 80112

   Re: Cybergy Holdings, Inc. (formerly Mount Knowledge Holdings, Inc.)
     Form 8-K
     Filed October 9, 2014
     File No. 000-52664

Dear Mr. Gray:

   We have completed our limited review of your filing with respect to the specific issues raised in our comments. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Barbara C. Jacobs

              Barbara C. Jacobs
              Assistant Director

cc: Peter DiChiara
   Sichenzia Ross Friedman Ference LLP